Exhibit 99.1

Date:	July 26, 2006

From:	Jay Bertelli

Subject:	Shareholder Meeting

As you know, our Board of Directors has called a special meeting of shareholders that will be held on August 7, 2006.  Shareholders are being asked to approve a proposed exchange of outstanding stock options having exercise prices greater than $23 per share for a lesser number of shares of restricted stock in accordance with a 4-to-1 exchange ratio and a related amendment to our 2005 Stock Incentive Plan to allow this exchange.  Members of our Board of Directors and our five most highly compensated executive officers (including myself) will not be eligible to participate in the exchange program.

We believe that the exchange program, if approved by shareholders, will provide us with an opportunity to restore for eligible associates an incentive to remain with us and contribute to the future growth and success of our business, while at the same time reducing the significant equity award “overhang” represented by outstanding options that have high exercise prices and are no longer effective as performance and retention incentives.

Our Board of Directors believes the proposed exchange program is favorable to the interests of our shareholders and has unanimously recommended a vote “FOR” approval of the exchange program and related amendment to the 2005 Plan.

We have not commenced the exchange program and will not do so unless our shareholders approve the proposal.  Your vote is important.  If you have not already voted, you are encouraged to complete and return the proxy card that was mailed to you with the proxy materials relating to the special meeting of shareholders.  If you did not receive the proxy materials, or need another copy, please contact Maria Sirigos for assistance.

If you are both a shareholder and an eligible associate holding eligible options, please note that voting to approve the exchange program and related amendment to the 2005 Plan does not constitute an election to participate in the exchange program.

Additional Information and Where to Find It

We have not commenced the exchange program referred to above.  If the exchange program is approved by shareholders, we will provide eligible associates with written materials explaining the full terms and conditions of the program, and will also file these materials with the Securities and Exchange Commission.  WHEN THESE MATERIALS BECOME AVAILABLE, EMPLOYEES ELIGIBLE FOR THE EXCHANGE PROGRAM SHOULD READ THEM CAREFULLY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OPTION EXCHANGE PROGRAM.

Once the materials are filed with the Securities and Exchange Commission, they will be available free of charge at www.sec.gov and on our website at www.mc.com and by contacting the Investor Relations department at 199 Riverneck Road, Chelmsford, MA 01824, telephone (978) 256-1300.